Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

EURONEXT LONDON

EURONEXT PARIS

August 19, 2017

Dear Sir/Madam,

Sub: Outcome of Board Meeting to consider proposal for buyback of equity shares

Further to our intimation dated August 16, 2017 and in terms of Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, we wish to inform you that the board of directors (the “Board”) of Infosys Limited (the “Company”) at its meeting held on August 19, 2017 has inter-alia:

1.

Approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹ 5/- each (“Equity Shares”), from the equity shareholders of the Company as on a record date to be announced later (“Record Date”), for an amount not exceeding ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only) (“Buyback Offer Size”). The Buyback Offer Size does not include transaction costs namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Buyback Offer Size is 20.51% of the total paid-up equity capital and free reserves of the Company as per the latest audited Balance Sheet as on June 30, 2017. The buyback offer will comprise a purchase of up to 113,043,478 Equity Shares aggregating up to 4.92% of the paid-up equity share capital of the Company at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share. The buyback is proposed to be made from all equity shareholders of the Company as on the Record Date (including those who become equity shareholders as on the Record Date by cancelling American Depositary Shares (“ADSs”) and withdrawing underlying Equity Shares) on a proportionate basis through the “Tender Offer” route, in accordance and consonance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (“Buyback Regulations”), the Companies Act, 2013 (“Act”), the Companies (Share Capital and Debentures) Rules, 2014 (“Share Capital Rules”) and the Companies (Management and Administration) Rules, 2014 (“Management Rules”) (including any statutory modification(s) or re-enactment of the Act, the Buyback Regulations, the Share Capital Rules or the Management Rules, for the time being in force).

The Board took note that the buyback price represents:

(i)

Premium of 19.08% and 18.70% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

(ii)

Premium of 17.73% and 17.92% over the closing price of the Equity Shares on BSE and NSE, respectively, as on August 16, 2017, the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

The Board also noted that, given the significant shareholding of US residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the U.S. Securities and Exchange Commission (“SEC”) on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and US laws for tender offer buybacks and the same has been obtained.

The Board noted that consistent with disclosures previously made in the Company’s Form 20-F and in the prospectuses in connection with the offering and/or listing of ADSs, holders of ADS may be able to participate in the buyback if such ADS holders cancel ADSs and withdraw the underlying Equity Shares to become equity shareholders of the Company as on the Record Date.

The Board also noted that the Company received an intimation from Securities and Exchange Board of India that the Depository Receipt Scheme, 2014 issued by the Government of India is presently in vogue. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. The ADS holders are advised to go through the postal ballot notice for further information in this regard.

The Buyback is subject to approval of the shareholders by way of a Special Resolution through postal ballot and all other applicable statutory/ regulatory approvals. The Record Date for the proposed buyback will be determined in due course. The public announcement setting out the process, timelines and other statutory details will be released in due course in accordance with the Buyback Regulations.

The Board has formed a Buyback Committee (the “Buyback Committee”), comprising Mr. Ravi Venkatesan – Co-Chairman, Dr. Vishal Sikka – Executive Vice-Chairman, Mr. U.B. Pravin Rao – Interim-Managing Director and Chief Executive Officer, Mr. M.D. Ranganath – Chief Financial Officer, Mr. Jayesh Sanghrajka – Deputy Chief Financial Officer, Ms. Inderpreet Sawhney – General Counsel, and Mr. A G S Manikantha – Company Secretary of the Company and has delegated its powers to the Buyback Committee to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the buyback.

2.

The Board noted that it had appointed D. Sundaram as an additional director on June 30, 2017, with effect from July 14, 2017. The Board has recommended that approval of the shareholders be sought for the resolution appointing D. Sundaram as an Independent Director.

3.	The Board approved the postal ballot notice which entails the following resolutions to be passed by shareholders.

(i)	Approval for buyback of Equity Shares of the Company.

(ii)	Appointment of D. Sundaram, as an Independent Director.

Shareholders whose names appear on the Register of Members / List of Beneficial Owners as on August 30, 2017 will be considered for the purpose of voting through postal ballot and e-voting.

This announcement contains inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014.

The pre-buyback shareholding pattern of the Company as on August 16, 2017 is attached hereto as Annexure A.

Please note that the Company will provide relevant updates in relation to the buyback in due course.

The above information is also available on the Company’s website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

ENCL: as above.

Additional Information Pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved by the Company’s shareholders and accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

Annexure A

Pre-Buyback Shareholding Pattern of the Company as of August 16, 2017

Sl. No.	Shareholder Category	No. of Shareholders	Number of Shares	% Shareholding
1	Promoter and Promoter Group	19	292,806,199	12.75

2	Indian Financial Institutions/ Banks/ Mutual Funds
	Indian Financial Institutions	15	1,411,406	0.06
	Banks	30	3,541,966	0.15
	Mutual Funds	426	216,472,679	9.42
	Sub Total	471	221,426,051	9.63

3	FII/ FPI/ NRIs/ ADRs/ Foreign Nationals and OCB
	FII/FPI	1,065	857,441,373	37.33
	NRIs	15,876	11,911,239	0.52
	ADRs	1	383,320,245	16.69
	Foreign Nationals and Overseas Corporate Bodies	9	11,434	0
	Sub Total	16,951	1,252,684,291	54.54

4	Indian Public, Corporates and others	690,435	530,050,431	23.08

	Total	707,876	2,296,966,972	100.00